Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

OPEN LETTER FROM CHAIRMAN

VANCOUVER, British Columbia – January 25, 2013 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX: SVM) (NYSE: SVM) today announced that it has posted on its website at www.silvercorp.ca the following open letter from Chairman and CEO, Rui Feng to Silvercorp shareholders, addressing the class action law suits:

“To our shareholders:

As you may know, two proposed class actions have been filed in the United States District Court Southern District of New York against Silvercorp Metals, Inc., Myles Gao, Maria Tang and myself. The claims in the proposed class actions are based on false statements made in blogs published by internet blogger Jon Carnes on alfredlittle.com in September 2011. Both the Company and I have denied the allegations made by Mr. Carnes in his blog, and have responded in full on numerous occasions, including immediately after the publication of Mr. Carnes’ blogs in September 2011. A subsequent independent third party forensic review undertaken by KPMG in October 2011 supported the integrity of the Company’s accounting systems and financial reporting in China and North America, and in June 2012, an independent engineering consulting firm, AMC Mining Consultants (Canada) Ltd. reconfirmed the Company’s resources and reserves.

Given the serious nature of the allegations made by Mr. Carnes and the harmful effect his unfounded blogs have had on the Company and our shareholders, the Company had no alternative but to commence action against Mr. Carnes and his related entities for defamation in the United States. Those proceedings are ongoing. Details on the litigation can be found here http://www.silvercorpmetals.com/investors/Short-And-Distort/default.aspx.

The proposed class actions do not rely on any new events or new facts; rather, they simply reiterate the same false claims put forward by self-interested short sellers who intended to manipulate Silvercorp’s share price and harm the Company and its shareholders. To date, from public court documents, only two people representing only 7,000 Company shares initiated the class actions.

It is important to remember that these actions are, at this time, only proposed class actions. They have not yet been certified as class actions and the allegations remain unproven. Silvercorp will defend these actions vigorously if they proceed. Ultimately, we believe true value will be delivered to our shareholders by continuing to devote our energies to the business of mining, mine development and exploration.

I thank you for your continuing faith and commitment to the Company. I will continue to take all actions necessary to protect the integrity of our Company and safeguard shareholder value.

Yours sincerely,

Rui Feng
Chairman and CEO
Silvercorp Metals Inc.”

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China which has paid a cash dividend since 2007. The Company is currently developing the GC project in southern China which it expects will become its next operating mine in early 2013. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

Investor contact

Jonathan Hackshaw
Director, Investor Relations
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining Camp; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2012 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.